Exhibit 99.3

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

(or any adjournment thereof)

to be held on February 10, 2023

Introduction

This Form of Proxy is furnished in connection with the solicitation by Bright Scholar Education Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, par value US$0.00001 per share (collectively, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on February 10, 2023 at 10:00 a.m., Beijing Time (GMT+8), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”). This Form of Proxy and the accompanying EGM Notice are first being mailed to the shareholders of the Company on or about January 18, 2023.

Only the holders of record of the Ordinary Shares at the close of business on January 17, 2023 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents four Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A ordinary shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 25,214,817 Class A ordinary shares (including Class A ordinary shares underlying ADSs) and 93,690,000 Class B ordinary shares are outstanding.

The quorum of the EGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the EGM. Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the form of proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by delivering a duly signed written notice of revocation to the Company’s principal executive offices at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, the form of proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Ms. Dongmei Li) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on February 10, 2023

(or any adjournment thereof)

I/We ____________________ [insert name] of ____________________ [insert address] being the registered holder of ____________________ [insert number] class [A/B] ordinary shares1, par value US$0.00001 per share, of Bright Scholar Education Holdings Limited (the “Company”) hereby appoint _____________________________ [insert name], or failing him/her, the Chairman of the Extraordinary General Meeting (the “Chairman”)2 as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment thereof) of the Company to be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on February 10, 2023 at 10:00 a.m., Beijing Time (GMT+8), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion.

RESOLUTION 1:	as an ordinary resolution, that Junli He be removed as a director of the Company, effective the date hereof.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION 2:	as an ordinary resolution, that Peter Andrew Schloss be removed as a director of the Company and as a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the board of directors of the Company, effective the date hereof.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION 3:	as an ordinary resolution, that Ronald J. Packard be removed as a director of the Company and as a member of the audit committee of the board of directors of the Company, effective the date hereof.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated , __________ [insert date]	Signature(s)[4]

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR all the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the EGM Notice which has been properly put to the EGM.

5.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy in accordance with these instructions. To be valid, the Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Ms. Dongmei Li) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Delivery of this Form of Proxy shall not preclude you from attending and voting in person at the EGM and in such event, the Form of Proxy shall be deemed to be revoked.

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